

Mail Stop 3030

October 13, 2016

Via E-mail
Teri W. Hunt
Chief Financial Officer
Lakeland Industries, Inc.
3555 Veterans Memorial Highway, Suite C
Ronkonkoma, NY 11779

> **Re:** **Lakeland Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed April 21, 2016**
> **File No. 000-15535**

Dear Ms. Hunt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.   You disclose that substantially all of your cash is held overseas and that you operate in many foreign jurisdictions which may place restrictions on repatriation of cash to the U.S. In future filings, please revise this discussion to disclose the amount of cash and cash equivalents held by foreign subsidiaries at the date of each balance sheet presented and quantify any amounts that would not be available for use in the U.S. without incurring U.S. taxes. Discuss any strategies you employ to make un-repatriated cash available for U.S. operations. Please further provide a discussion of any known trends,

demands or uncertainties relating to your liquidity as a result of your policies of permanently reinvesting earnings outside the U.S. Refer to Item 303(a)(1) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

2.   Please amend the filing to include an unqualified opinion from Mazars Auditores Independentes on the Lakeland Brasil S.A.'s financial statements as of and for the fiscal year ended December 31, 2015.   Refer to SAB Topic 1E.2 and FRC 607.01 as well as Article 2 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 37

3.   In the requested amendment to the filing, please have Shanghai MAZARS Certified Public Accountants revise their reports on pages 37 and 38 to include the location (i.e., indicate the city and state or country) where the audit report was issued as required by Rule 2-02(a)(3) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 58

4.   We note from your tax rate reconciliation that you recognized a Brazilian worthless stock deduction during fiscal 2015 and 2016 and that it significantly impacted your effective income tax rate. We further note on page 60 that the worthless stock deduction relates to your former Lakeland Brazilian subsidiary and that you estimate it will generate a $9.5 million income tax benefit. Please explain to us how you determined that this worthless stock deduction will generate a $9.5 million income tax benefit and tell us how you determined the percentage amounts presented in your effective tax rate reconciliation relating to this deduction. Refer to the guidance in ASC 740 and cite the accounting literature upon which you relied.

Note 9. VAT Tax Issue in Brazil, page 61

5.   We note your disclosures here and throughout the filing related to the VAT taxes associated with Qualytextil, S.A., your former Lakeland Brazil subsidiary. We also note on page 36 that Mazars Auditores Independentes indicated that $2.3 million of probable VAT losses were not recorded in your financial statements. Please address the following:

- Explain to us in more detail how you accounted for these VAT claims through January 31, 2015 and explain how you applied the guidance in ASC 450-20-25-2.

- Describe to us the circumstances surrounding the $2.3 million of unrecorded tax claims noted by Mazars Auditores Independentes and discuss your accounting for these claims.
- Tell us how you accounted for all outstanding VAT claims upon the transfer of the subsidiary, and reference the accounting literature on which you relied.
- Provide us a summary showing the total amount of each VAT claim your received, including fines and fees, and showing the related liabilities you recorded, the amounts ultimately paid, any amounts that were forgiven through amnesty, and the outstanding balance of any related liability as of each balance sheet presented.
- Describe to us the amnesty program and clarify for us whether claims forgiven through the program released you from your legal obligation to the State of Bahia.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery